Exhibit 99.1

ICON Reports First Quarter 2017 Results

Highlights

  Record net business wins of $521 million; net book to bill of 1.21.
  Backlog of business grew 9.1% year on year to $4.31 billion.
  Net revenue increased 7.8% to $432 million compared to the same quarter last year.
  Top customer revenue concentration reduced from 29% of revenue in Q1 2016 to 24% in Q1 2017.
  Income from operations increased 12.7% to 19.8% of revenue compared to the same quarter last year.
  Earnings per share increased 15.2% to $1.29 year on year.
  Earnings guidance increased by $0.06 to reflect Q1 share repurchases to $5.06 - $5.26. Revenue guidance reconfirmed in the range of $1.70 - $1.75 billion.

DUBLIN--(BUSINESS WIRE)--April 27, 2017--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2017.

Gross business wins in the first quarter were $580 million and cancellations in the quarter were $59 million, resulting in net business wins of $521 million, a net book to bill of 1.21.

In the first quarter net revenue grew 7.8% year on year to $432 million from $400.5 million in the same quarter last year.

Income from operations increased by 12.7% to $85.7 million, or 19.8% of revenue, compared to $76 million or 19% for the same quarter last year.

Net income in the quarter increased by 13.4% to $71.4 million compared with $63 million in the same quarter last year.

Earnings per share increased to $1.29 per share on a diluted basis, from $1.12 per share for the same quarter last year, an increase of 15.2%.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 47 days at March 31, 2017, compared with 50 days at the end of December 31, 2016 and 47 days at the end of March 2016.

Cash generated from operating activities for the quarter was $159.3 million. Capital expenditure for the quarter was $8.3 million. Additionally, as part of ICON’s share buy-back program, $96 million was spent on share repurchases in quarter one, with a further $12 million to date in quarter two. As a result, at March 31, 2017, the company had net debt of $30 million, compared to net debt of $88 million at December 31, 2016 and net debt of $100 million at end of March 2016.

CEO Dr. Steve Cutler commented, “I’m pleased with our results in quarter one which represent a very solid start to 2017. We achieved a net book to bill of 1.21, increased revenue by 8%, grew earnings per share by 15% year on year and reduced the concentration of our top customer by 500 basis points over the same period. We have now completed over half of our current share repurchase program and as a result we are increasing our earnings guidance by $0.06 to $5.06 - $5.26, and reconfirming our revenue in the range of $1.70 - $1.75 billion. Overall, ICON is well positioned to grow organically supplemented by our M&A strategy which will enable us to capitalize on the long term growth within the CRO market."

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its first quarter conference call today, April 27, 2017 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors.” This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 87 locations in 38 countries and has approximately 12,300 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc
Consolidated Income Statements (Unaudited)
(Before restructuring and other items)
Three Months ended March 31, 2017 and March 31, 2016
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31, 2017	March 31, 2016
Revenue:
Gross revenue	578,066	542,583
Reimbursable expenses	(146,112)	(142,061)

Net revenue	431,954	400,522

Costs and expenses:
Direct costs	250,459	228,603
Selling, general and administrative expense	81,389	80,789
Depreciation and amortization	14,448	15,120

Total costs and expenses	346,296	324,512

Income from operations	85,658	76,010

Net interest expense	(2,624)	(2,881)

Income before provision for income taxes	83,034	73,129

Provision for income taxes	(11,625)	(10,165)

Net income	71,409	62,964

Net income per Ordinary Share:
Basic	$1.31	$1.14

Pro forma Diluted	$1.29	$1.12

Weighted average number of Ordinary Shares outstanding:
Basic	54,372,931	55,011,019

Pro forma Diluted	55,371,826	56,242,164

Consolidated Income Statements (Unaudited)
(US GAAP)
Three Months ended March 31, 2017 and March 31, 2016
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31, 2017	March 31, 2016
Revenue:
Gross revenue	578,066	542,583
Reimbursable expenses	(146,112)	(142,061)

Net revenue	431,954	400,522

Costs and expenses:
Direct costs	250,459	228,603
Selling, general and administrative expense	81,389	80,789
Depreciation and amortization	14,448	15,120
Restructuring and other items	0	0

Total costs and expenses	346,296	324,512

Income from operations	85,658	76,010

Net interest expense	(2,624)	(2,881)

Income before provision for income taxes	83,034	73,129

Provision for income taxes	(11,625)	(10,165)

Net income	71,409	62,964

Net income per Ordinary Share:
Basic	$1.31	$1.14

Diluted	$1.29	$1.12

Weighted average number of Ordinary Shares outstanding:
Basic	54,372,931	55,011,019

Diluted	55,371,826	56,242,164

ICON plc
Summary Balance Sheet Data
March 31, 2017 and December 31, 2016
(Dollars, in thousands)

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)

Cash and short-term investments	318,966	260,587
Debt	(348,604)	(348,511)
Net (debt)/cash	(29,638)	(87,924)

Accounts receivable	340,540	416,229
Unbilled revenue	226,152	192,687
Payments on account	(266,704)	(272,757)
Total	299,988	336,159

Working Capital	466,662	463,552

Total Assets	1,855,215	1,825,843

Shareholder's Equity	944,509	945,174

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, +353–1-291-2000
Chief Financial Officer
or
Jonathan Curtain, +353–1-291-2000
Vice President Corporate Finance and Investor Relations
http://www.iconplc.com